Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

June 14, 2021

VIA EDGAR TRANSMISSION

Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 52 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-227298, 811-23377

Dear Ms. Marquigny:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on May 20, 2021 with respect to the Amendment and the Trust’s series, the Robinson Active Premerger SPAC ETF (the “Fund”). Please note that subsequent to the filing of the Amendment, the Trust determined to change the name of the Fund to the “Robinson Alternative Yield Pre-Merger SPAC ETF” and will incorporate that change in a post-effective amendment to the Trust’s registration statement that will also incorporate changes made in connection with the comments set forth below. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Principal Investment Strategy

1.Provide the completed fee table and expense example prior to effectiveness. Also, explain the how the operating expenses were estimated.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

2.Please clarify what is meant by “primarily” in the statement that “[t]he Fund will invest primarily in U.S.-listed SPACs that have a minimum total market capitalization of $100 million at the time of purchase by the Fund.” For example, does it apply to “U.S.-listed” SPACs, or SPACs with a market capitalization of $100 million at the time of purchase? Further, depending on the response clarify the Fund’s ability to invest in non-U.S. SPACs or, if applicable, whether the 80% restriction applies to the market capitalization criteria.

Response: The Trust responds by clarifying that “primarily” refers to the Fund’s strategy of investing at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of

SPACs. The Trust will revise the second sentence of the Fund’s investment strategy to include “U.S. listed” as follows:

“In pursuing the Fund’s investment objective, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities, specifically units and shares of common stock and warrants, of U.S.-listed Special Purpose Acquisition Companies (“SPACs”).”

The Trust further responds by noting that the third sentence in the Fund’s investment strategy regarding a market capitalization minimum has been removed. The Fund will not have a minimum capitalization requirement for the SPACs in which it invests. Instead, the Trust will add the following disclosure as the third sentence under “Principal Investment Strategies”:

“The Fund expects to invest the majority of its assets in SPACs which are small capitalization companies. The Fund considers a company to be a small capitalization company if it has a market capitalization below $2 billion.”

3.Clarify the Fund’s strategy with respect to how and when it will sell warrants it holds. If warrants will be held through completion of a business combination, state that and describe the factors that will be considered in determining whether to hold the warrant through the business combination.

Response: The Trust responds by noting that the Fund intends to sell any SPAC units, common shares or warrants held prior to the completion of a business combination. The Trust will add the following disclosure to the end of the first paragraph under “Principal Investment Strategies”:

“The Fund intends to sell any SPAC units, common shares and warrants prior to the completion of a business combination. SPAC common stock and warrants may each trade separately on an exchange. A SPAC will file a notice with the SEC and inform investors when warrants may be traded separately from common stock.”

4.With respect to the disclosure that “[t]he Fund may also invest up to 20% of its net assets in securities of companies that have recently engaged in an IPO and depositary receipts for cash management purposes or due to a lack of suitable investment opportunities,” please:

a.Clarify the Fund’s strategy with respect to investment in IPOs including any criteria for investment in IPOs. Do eligible IPOs include a post-merger SPAC? Can the 20% bucket include post-merger SPACs or foreign IPOs?

Response: The Trust responds by noting that it does not intend to invest in non-SPAC IPOs, post-merger SPACs or foreign IPOs as a principal investment strategy and has revised the disclosure in the second paragraph under “Principal Investment Strategies” as follows:

The Fund may also invest up to 20% of its net assets in ~~securities of companies that have recently engaged in an IPO and~~ cash, cash equivalents or short-term instruments such as commercial paper, money market mutual funds, or short-term U.S. government securities for cash management purposes or due to a lack of suitable investment opportunities.

b.    Clarify whether the statement that “for cash management purposes” applies to IPOs, depositary receipts, or both. Will the cash management strategy have an impact on the amount of SPAC common stock the Fund would hold post-merger?

Response: The Trust responds by clarifying that “for cash management purposes” applies to cash, cash equivalents or short-term instruments such as commercial paper, money market funds or short-term U.S. government securities, and notes that the revisions discussed in the responses to comments No. 3 and No. 4, above, provide that the Fund intends to sell all SPAC units prior to a business combination and does not intend to invest in IPOs or post-merger SPACs as a principal investment strategy.

5.Regarding the statement that the Sub-Adviser “will utilize both fundamental and quantitative analysis,” clarify what “fundamental” and “quantitative” mean in this context.

Response: The Trust responds by revising the third paragraph under “Principal Investment Strategies” as follows:

“Investment decisions for the Fund are made by Robinson Capital Management, LLC (“Robinson” or the “Sub-Adviser”), subject to the supervision of Toroso Investments, LLC (“Toroso” or the “Adviser”). The Sub-Adviser will utilize both qualitative and quantitative analyses. The qualitative analysis involves the Sub-Adviser assigning a likelihood, or probability, that a SPAC will be successful in identifying and completing a business combination. Qualitative factors to be evaluated include the deal making track record and pedigree of the SPAC sponsor, its management and board, as well as the SPAC sponsor’s history in allocating capital, securing financing, managing public companies and background in the industry or business where the SPAC is searching for a business combination. The Sub-Adviser will also consider the voting power of certain stockholders, including stockholders affiliated with the management of the SPAC, in evaluating potential SPAC investments. Quantitative factors to be evaluated include the implied yield-to-worst of the SPAC common shares (i.e., the trust account value divided by the current share price which is then annualized based on the remaining time left to complete a transaction), as well as the value of any attached warrants to the SPAC units. Based on this quantitative analysis, the Sub-Adviser characterizes the Fund’s SPAC investments as an “alternative yield” strategy.

The Sub-Adviser intends to purchase SPAC common stock shares at, or below, the value of the underlying pro rata share of the trust account, and the Sub-Adviser intends to purchase SPAC units at prices at, or below, the combination of the value of the pro rata share of the trust account and the market value of any attached warrants. The Sub-Adviser intends to sell a SPAC investment in the Fund’s portfolio prior to a completed business combination when there has been a deterioration in the quantitative and qualitative factors analyzed by the Sub-Adviser and/or if the Sub-Adviser determines that a more attractive SPAC investment is available for purchase.

The Sub-Adviser maintains a real-time model that tracks all publicly traded pre-merger SPAC common stock shares and units. The model ranks the attractiveness of all pre-merger SPAC common shares based on the quantitative and qualitative factors identified above. The Sub-Adviser believes that SPACs with a higher likelihood of completing a business combination, all other things being equal, offer greater upside potential (without any offsetting decrease in downside protection) than SPACs with a lower likelihood of completing a business combination. When ranking SPAC units with attached warrants the likelihood of completing a business combination has an even greater impact on the Sub-Adviser’s analysis. Although the terms of warrants may vary across SPACs, the warrants may have minimal market value if no business combination is completed, or they may convert to warrants with an extended redemption period (five-years in a typical SPAC structure) if a business combination is completed. Weightings of individual SPAC common shares and units in the Fund’s portfolio will be a function of relative attractiveness and market capitalization of the SPACs. The Sub-Adviser monitors the pre-merger SPAC universe in real time to determine which SPACs it deems most attractive versus most overvalued. The Sub-Adviser attempts to continuously own those SPACs that are most attractive and sell any it determines to be overvalued. The Sub-Adviser will also manage liquidity in the Fund’s portfolio by monitoring the average daily trading volumes of the individual positions held by the Fund.”

6.In the paragraph that starts, “Investment decisions for the Fund are made by…”, please revise the discussion of the Sub-Adviser’s process to clarify how the criteria and process discussed result in investment buy and sell decisions that lead to the Fund’s investment objective of providing total return. Please clarify phrases such as “industry dynamics” and whether “strength of business model” refers to the SPAC or its target.

Response: The Trust responds by noting that the Staff’s comments have been addressed in response to Comment No. 5, above, and that the Trust believes that the Fund’s strategy of continuously rotating holdings to those SPAC investments the Sub-Adviser believes offer the most attractive positive yield-to-worst is consistent with the Fund pursuing an investment objective to provide total return.

7.In the same paragraph, with respect to the discussion of the Sub-Adviser’s model, please revise the disclosure to:

a.address how the model ranks SPACs and is used by the Sub-Adviser to decide which SPACs and securities to buy, hold, and sell, and when to buy, hold, and sell such SPACs and securities;
b.address how the model values the attached warrants; and
c.clearly describe the other factors considered in determining a SPACs attractiveness, such that the investable universe is more apparent.

Response: The Trust responds by noting that the Staff’s comments have been addressed in response to Comment No. 5, above.

8.The Staff notes the strategy contemplates selling SPAC positions prior to completion of a business combination. This assumes a favorable market reception and increased price. Does the Fund sell when the market price is below the per share amounts held in a trust?

Response: The Trust responds by supplementally noting that the Fund has the ability to sell SPAC positions at any time prior to completion of a business combination if the Sub-Adviser believes it is in the best interests of the Fund to do so. Generally, the Fund will sell upon a favorable price move, and if the price is below the pro rata trust account value the Fund will redeem its shares for the pro rata trust account value. However, the Trust notes, for example, that the Fund may sell a SPAC position if the market price is below the pro rata trust account value in the event that another SPAC is trading at an even greater discount to its pro rata trust account value or if the Sub-Adviser believes it is in the best interests of the Fund to sell a SPAC position whose market price is below the pro rata trust account value. See the response to Comment No. 5, above, for revisions made to the relevant disclosure in the “Principal Investment Strategies” section.

9.With respect to the Sub-Adviser’s model, please explain the practical value of the model. How does the Sub-Adviser use it to make purchase and sale decisions? Explain any limitations of this model-based strategy, for example, does the Sub-Adviser use rankings to identify attractive investments or eliminate unattractive investments? On what criteria or underlying data does it base its modeling decisions? For example, is there a time frame within which business combinations must occur?

Response: The Trust responds by supplementally noting that the Sub-Adviser uses the model to track and evaluate the entire pre-merger SPAC universe. It allows the Sub-Adviser to monitor, in real time, the yield-to-worst of each SPAC and make investment decisions accordingly. The model informs the Sub-Adviser’s investment process but does not dictate the SPAC investments that are made by the Fund. The Sub-Adviser uses the model as a tool in evaluating potential investments for the Fund. The limitations of the model are that SPAC investments require both quantitative analysis and also qualitative analysis which involves subjective analysis by the Fund’s portfolio managers. The Sub-Adviser cannot quantify what target a sponsor is looking at, or even if the sponsor will be successful in finding a target, but the Sub-Adviser can try to look at past deals by a sponsor to make assumptions without a guarantee that prior success in completing a business combination will be repeated. SPACs have a defined life in which they can make a business combination deal and then are forced to liquidate. The Sub-Adviser tracks and monitors the remaining time and includes that in its yield-to-worst calculations.

10.What process does the Sub-Adviser use to “continuously adjust portfolio holdings”?

Response: The Trust responds by referring to the revised disclosure in Comment No. 5, above.

11.To clarify the non-diversification policy, indicate the range of SPACs invested in at any given time. Consider whether this is consistent with the high portfolio turnover disclosure.

Response: The Trust responds by supplementally noting that, consistent with its principal investment strategy, the Fund will invest at least 80% of its net assets in equity securities of SPACs under normal market conditions. The Trust further responds that the Fund generally intends to hold between 40-50 SPAC positions at any given point in time. The Trust does not believe that the Fund’s classification as a non-diversified fund is inconsistent with the disclosure related to high portfolio turnover as the Fund’s diversification status involves the Fund investing a greater percentage of its assets in the securities of a smaller number of issuers and the portfolio turnover rate involves the rate at which the Fund’s portfolio holdings change.

Principal Investment Risks

12.If applicable, include the disclosure required by Form N-1A, Item 4(b)(1) (iii) with respect to funds advised by or sold through an insured depository institution.

Response: The Trust responds by noting the disclosure required by Form N-1A, Item (b)(1(C)(iii) is not applicable to this Fund.

13.With respect to the “Associated Risks of Investments in SPACs”:

a.Given that the Fund does not intend to hold SPACs through to a business combination explain how the following statement is applicable, or revise accordingly: “There is no guarantee that the SPACs in which the Fund invests will complete a business combination or that any business combination that is completed will be profitable.”

Response: The Trust responds by supplementally noting that the statement is applicable to the Fund for two reasons. First, although the Fund does not intend to hold SPAC positions through a business combination, it may hold SPAC positions through a public announcement of a proposed business combination and the market reaction to the announcement of a proposed business combination could impact the value of the Fund’s holdings. Second, as noted above, the Sub-Adviser believes that the market perception regarding the likelihood that a SPAC will complete a business combination could have a material impact on the market value of the SPAC’s securities. To the extent that the market anticipates that a SPAC will not complete a business combination, the Sub-Adviser believes this will negatively impact the market value of the SPAC’s securities. The Trust further responds by revising the risk factor “Associated Risks of Investments in SPACs” as follows:

“Associated Risks of Investments in SPACs. The Fund invests in equity securities of SPACs, which raise assets to seek potential business combination opportunities. Unless and until a business combination is completed, a SPAC generally invests its assets in U.S. government securities, money market securities, and cash. Because SPACs have no operating history or ongoing business other than seeking a business combination, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable business combination. There is no guarantee that the SPACs in which the Fund invests will complete a business combination or that any business combination that is completed will be profitable. The market perception of a SPAC’s ability to complete a business combination could materially impact the market value of the SPAC’s securities. Public stockholders of SPACs may not be afforded a meaningful opportunity to vote on a proposed initial business combination because certain stockholders, including stockholders affiliated with the management of the SPAC, may have sufficient voting power, and a financial incentive, to approve such a transaction without support from public stockholders. As a result, a SPAC may complete a business combination even though a majority of its public stockholders do not support such a combination. Some SPACs may pursue a business combination only within certain industries or regions, which may increase the volatility of their prices. ~~To the extent a SPAC invested in cash or cash equivalents, this may impact the ability of the Fund to meet its investment objective. Investments in a SPAC may be considered illiquid and/or subject to restrictions on resale~~.”

b.If applicable, in the Item 9 disclosure, explain whether the Sub-Adviser’s model mitigates the following risk statement: “Investments in a SPAC may be considered illiquid and/or subject to restrictions on resale.”

Response: The Trust responds by referring to the response to Comment No. 6, above, which addresses how the Sub-Adviser’s investment process incorporates liquidity management through monitoring position size and trading volume of individual SPAC positions.

c.Given the Fund intends to sell its SPAC positions before a business combination, please reconcile the risk that, “[t]o the extent a SPAC invested in cash or cash equivalents, this may impact the ability of the Fund to meet its investment objective,” with the Fund’s strategy, which states that, “[u]nless and until a business combination is completed, a SPAC generally invests its assets in U.S. government securities, money market securities, and cash and such assets are held in a trust account.”

Response: The Trust responds by deleting the risk disclosure reference that reads “[t]o the extent a SPAC is invested in cash or cash equivalents, this may impact the ability of the Fund to meet its investment objective.”

The Trust further responds by supplementally noting that the Fund’s principal investment strategy is to purchase SPAC common stock shares at, or below, the value of the underlying pro rata share of the trust account, and to buy SPAC units at prices at, or below, the combination of the value of the pro rata share of the trust account and the market value of any attached warrants. Accordingly, the Sub-Adviser does not believe that a pre-merger SPAC’s investments in U.S. government securities, money market securities and cash will inhibit the ability of the Fund to meet its investment objective of providing total return while minimizing downside risk.
d.With respect to the same risk statement, if: “may impact the Fund’s ability to meet its investment objective,” means that the Fund may not meet its investment objective, please state that clearly.

Response: The Trust responds by noting that, as indicated above, the Fund will delete the disclosure referenced in the Staff’s comment.

e.Similarly, please reconcile the risk that, “[i]nvestments in a SPAC may be considered illiquid and/or subject to restrictions on resale,” with the Fund’s strategy to sell its SPAC positions before a business combination is completed.

Response: The Trust responds by revising the risk factor “Associated Risks of Investments in SPACs” to delete the statement that reads: “Investments in a SPAC may be considered illiquid and/or subject to restrictions on resale.” Given that (i) the Fund’s principal investment strategies have been revised as indicated above to remove references to investments in IPOs and (ii) the Trust does not intend to invest in post-combination SPACs as a principal investment strategy, the Trust does not believe the noted language is applicable to the Fund as a principal risk. In addition, the Trust responds by deleting the “Illiquidity Risk” disclosure from the “Principal Risks of Investing in the Fund” section of the Prospectus as the Fund will not invest in illiquid securities as a principal investment strategy.

14.In the last sentence of the “Equity Market Risk,” if these risks are exacerbated by the Fund’s non-diversification policy, please disclose in the Fund’s Item 9 disclosure.

Response: The Trust respectfully declines to add additional disclosure. The Trust believes that the Fund’s “Non-Diversification Risk” factor adequately address the risks associated with the Fund’s non-diversification policy.

15.If the “ETF Risks” regarding intraday NAV discounts are compounded by the strategy of investing in illiquid SPACs, indicate that and enhance the Fund’s Item 9 disclosure accordingly.

Response: The Trust responds by supplementally noting that given the revisions to the Fund’s principal investment strategies noted above, the Fund does not anticipate investing, as a principal investment strategy, in SPAC positions that will be deemed illiquid. Accordingly, the Trust does not believe that the “ETF Risks” disclosure relating to intra-day NAV discounts will be compounded by the Fund’s principal investment strategies.

16.With respect to the “High Portfolio Turnover Risk,” if transaction costs are higher than the level of capital appreciation experience by portfolio holdings, expressly disclose that transaction costs could wipe out all capital appreciation earned, or say why this is not applicable.

Response: The Trust responds by revising the “High Portfolio Turnover Risk” disclosure as follows:

“High Portfolio Turnover Risk. The Fund may actively and frequently trade all or a significant portion of the securities in its portfolio. A high portfolio turnover rate increases transaction costs, which may increase the Fund’s expenses and may offset the level of capital appreciation attained by the Fund’s portfolio holdings thereby reducing investment returns. Frequent trading may also cause adverse tax consequences for investors in the Fund due to an increase in short-term capital gains.”

17.Enhance the Fund’s Item 9 “Illiquidity Risk” disclosure to explain any compounding effect of this risk in the SPAC context (e.g., the risk that the holdings could expire without value because no business combination occurs).

Response: The Trust responds by referring to the response to Comment No. 13, above, clarifying that the Trust will remove the “Illiquidity Risk” disclosure as the Fund will not invest in illiquid securities as a principal investment strategy.

18.If the Sub-Adviser does not have a history of investing in the SPAC space, enhance the “New Fund Risk” to include that the Sub-Adviser is new to the strategy.

Response: The Trust responds by supplementally noting that the Sub-Adviser has a history of investing in the SPAC space. The Sub-Adviser currently manages the Robinson Opportunistic Income Fund, a registered mutual fund series of Investment Managers Series Trust, which has a SPAC allocation, and an inception date of December 31, 2015. The Trust respectfully declines to add additional disclosure to the “New Fund Risk.”

19.Enhance the Item 9 “Recent Market Events” risk to provide more detail of the unique risks of funds investing in SPACs, including any specific impact to the SPAC industry from the COVID crisis (e.g., if funding is less available).

Response: The Trust responds revising the “Recent Market Events” to include the following disclosure:

“In addition, whether caused by COVID-19 or otherwise, a sustained economic downturn could inhibit the ability of a SPAC to raise capital for a business combination and decrease the number of potential business combination targets for a SPAC which would increase the likelihood of a SPAC being unable to consummate a deal.”

20.In the “Small Capitalization Investing Risk,” or other appropriate location, identify the range to which “small capitalization” applies, and in the Item 9 disclosure, consider expanding the risk to highlight any challenges of comparing the investment potential of small capitalization SPACs, particularly before a SPAC has identified and negotiated merger transactions on which the future value will be based.

Response: The Trust responds by referring to the response to Comment No. 2, above, for a discussion regarding how the Fund will define a small capitalization company.

The Trust further responds by revising the Item 9 “Small Capitalization Investing Risk” to include the following disclosure:

“Smaller capitalization SPACs will have a more limited pool of companies with which they can pursue a business combination relative to larger capitalization companies. That may make it more difficult for a small capitalization SPAC to consummate a business combination.”

21.Revise the last sentence of the “Warrants Risk” to clearly state that this Fund’s warrants will expire and lose all value if the related SPAC does not complete a business combination within the designated time period.

Response: The Trust responds by revising the “Warrants Risk” to include the following disclosure:

“If the Fund holds warrants associated with a SPAC that does not complete a business combination within the designated time period, the warrants held by the Fund will expire and lose all value.”

Performance

22.Identify the Fund’s primary benchmark.

Response: The Trust responds by supplementally noting that the Fund intends to use Barclays Capital U.S. 1-3 Year Government/Credit Bond Index as its primary benchmark. This benchmark will be disclosed in accordance with the requirements of Form N-1A, Item 4(b)(2)(i) when the Fund has established one calendar year of operations.

Additional Information About the Fund -Principal Risks of Investing in the Fund

23.In relation to the “Associated Risks of Investment in SPACs” which states that, “public stockholders of SPACs may not be afforded a meaningful opportunity to vote on a proposed initial business combination because certain stockholders, including stockholders affiliated with the management of the SPAC, may have sufficient voting power, and a financial incentive, to approve such a transaction without support from public stockholders,” clarify in the Item 9 strategy disclosure whether the Fund will consider voting power of affiliated investors when making investment decisions.

Response: The Trust responds by referring to the response to Comment No. 6, above, which clarifies that the Sub-Adviser will evaluate the voting power of certain stockholders of the SPAC as part of its investment process.

24.Please revise the Item 9 “Equity Market Risk” to expand and enhance the Item 4 disclosure.

Response: The Trust responds by enhancing the Item 9 disclosure to add the following disclosure:

“Equity securities fluctuate in value and price in response to factors specific to the issuer of the security, such as management performance, financial condition, and market demand for the issuer’s products or services, as well as factors unrelated to the fundamental condition of the issuer, including general market, economic and political conditions. Different parts of a market, industry and sector may react differently to adverse issuer, market, regulatory, political, and economic developments.”

25.Please supplement the Item 9 “Illiquidity Risk” disclosure with disclosure tailored for a fund investing in predominantly SPACs.

Response: The Trust responds by referring to the response to Comment No. 13, above, which clarifies that the Trust will remove the “Illiquidity Risk” disclosure as the Fund will not invest in illiquid securities as a principal investment strategy.

Management – Sub-Adviser

26.Consider disclosing when the Sub-Adviser became registered and its assets under management as of a date.

Response: The Trust responds by adding the following disclosure under “Sub-Adviser on page 11 of the Prospectus:

“The Sub-Adviser has been a SEC-registered adviser since 2012 and as of May 31, 2021 had approximately $709 million in assets under management.”

Sincerely,

/s/ Alia Vasquez
Alia Vasquez
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.85%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.85%

1 Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $87	3 Years: $271